Exhibit 23.2

CONSENT OF MILLER AND LENTS, LTD.

INDEPENDENT PETROLEUM ENGINEERS

As independent petroleum engineers, we hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-132595 and 333-143304) and on Form S-3 (Nos. 333-138003, 333-126167, 333-129979 and 333-147757) of Cano Petroleum, Inc. of our estimates of reserves included in the Annual Report on Form 10-K for the year ended June 30, 2011 (the “Annual Report”) and to all references to our firm included in the Annual Report.

The Registration Statements contain references to certain reports prepared by Miller and Lents, Ltd. for the exclusive use of Cano Petroleum, Inc.  The analysis, conclusions, and methods contained in the reports are based upon information that was in existence at the time the reports were rendered and Miller and Lents, Ltd. has not updated and undertakes no duty to update anything contained in the reports.  While the reports may be used as a descriptive resource, investors are advised that Miller and Lents, Ltd. has not verified information provided by others except as specifically noted in the reports, and Miller and Lents, Ltd. makes no representation or warranty as to the accuracy of such information.  Moreover, the conclusions contained in such reports are based on assumptions that Miller and Lents, Ltd. believed were reasonable at the time of their preparation and that are described in such reports in reasonable detail.  However, there are a wide range on uncertainties and risks that are outside of the control of Miller and Lents, Ltd. which may impact these assumptions, including but not limited to unforeseen market changes, actions of governments or individuals, natural events, economic changes, and changes of laws and regulations or interpretation of laws and regulations.

MILLER AND LENTS, LTD.
Texas Registered Engineering Firm No. F-1442

	By:	/s/ Carl D. Richard
	Name:	Carl D. Richard
	Title:	Senior Vice President

Houston, Texas
October 12, 2011